Filed pursuant to Rule 433
Free Writing Prospectus
March 11, 2024
Registration No. 333-274474

This is for US audiences only, retail public, blog and Insights pages

Measuring bitcoin ETF liquidity through the 2024-25 Detroit Lions
Introduction for blog: Trading volumes for spot bitcoin ETFs have been the talk of the industry. David Mann, our Head of Global ETF Product and Capital Markets, offers his take on how best to evaluate the liquidity of these ETFs via his favorite NFL team.
Social media (Dynamic Signal ONLY Brand Ambassadors that are RRs)
What does spot bitcoin ETF liquidity have to do with football? David Mann, our Head of Global ETFs Product and Capital Markets, explains.
Our David Mann opines on the current talk of the ETF industry: Trading volumes for spot bitcoin ETFs.
The Detroit Lions didn’t clinch a Super Bowl win this year, but gauging the team’s chances for next year is analogous to the current talk of the ETF industry, says David Mann, our Head of Global ETFs Product and Capital Markets. Read more:
David Mann
Head of Global Exchange-Traded Funds Product and Capital Markets
Franklin Templeton

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.
The 2024 exchange-traded funds (ETF) “story of the year” has been the meteoric adoption rate of the nine spot bitcoin ETFs that launched January 11, 2024. Through the end of February, combined net inflows for these ETFs reached US$16 billion, with a notional trading volume of US$45 billion.1 Given

1 Source: Bloomberg. As of March 1, 2024.

that all these funds hold the same thing (bitcoins), with many issuers waiving fees to zero and tracking similar benchmarks, investors have turned to measuring stats associated with “liquidity” as a way to differentiate. Not surprisingly, many of the misconceptions for measuring ETF liquidity that I’ve discussed previously have resurfaced. I am going to discuss those here, while also acknowledging some bitcoin-specific wrinkles.
Lastly, I checked in with my son on the best way to make the spot bitcoin ETF liquidity story relatable for all readers. Per his instructions, I’ll use the Detroit Lions’ chances of winning the 2025 Super Bowl as the perfect analogy.
My very first blog post back in 2016 discussed the misconceptions of using average trading volume as an accurate gauge of an ETF’s liquidity. Before discussing trading volume, I want to clear a few other ETF metrics off the spot bitcoin ETF comparison board:
-	Bid/Ask Spread: Per each ETF’s website, most of these new ETFs trade at a penny spread, meaning that the difference between the bid and the ask price of a spot bitcoin ETF share is just one cent.
-
AUM: I would also remove assets under management (AUM) from the ETF liquidity conversation—AUM is an important consideration relating to percent of ownership limits, not the ability to buy and sell bitcoins or the cost associated to doing so.

That leaves volume. Average daily volume simply shows how much other people have traded in the past. Importantly, it does not provide any information on what price investors paid for their ETF shares, especially in relation to the fund’s net asset value (NAV).
I also think volume is particularly misleading for these bitcoin ETFs given the unique nature of having a few new funds each holding a brand-new underlying asset, all launching on the same day. Typically for a new fund, every dollar traded on exchange should lead to a dollar of primary market activity. I have discussed these ratios in the past since, typically for new funds, there aren’t existing shareholders who would sell shares to new investors. Instead, ETF market makers are selling to new investors and need to create new shares to cover those short positions.
For investors who define liquidity as the ability to enter and exit a position with minimal market impact, I would think metrics such as premium/discount to NAV would be far more relevant than average daily volume. That’s especially true when comparing multiple ETFs that own the same underlying asset.
The ratio of exchange volume to primary market activity for these nine funds is almost three-to-one. I can speculate as to the reasons. I think given the volatile nature of bitcoin, there’s been a fair amount of day-trading with investors buying and selling frequently but ending with no long position. I also think there are professional firms that are buying/selling all these funds simultaneously whenever there are any premium/discount differences. Consider this ETF arbitrage on steroids. And if that is in fact happening, why should an ETF get extra credit for receiving elevated volume due to increased premiums/discounts?
Back to premiums/discounts. For a true apples-to-apples comparison, I looked at the six ETFs that use the CME CF Bitcoin Reference Rate - New York variant, as different benchmarks could result in misleading data. The three largest of those ETFs (each with over $1.5 billion of AUM) have traded on average $280 million a day. The three smallest of those ETFs have collectively averaged $10 million of trading volume per day. The weighted premium/discount to NAV for those three largest funds is 16 basis points. For the bottom three (which includes EZBC, Franklin’s spot bitcoin ETF), that weighted average is seven basis points.2 By that metric, I would argue that the lower volume spot bitcoin funds have been more liquid in terms of an investor’s ability to trade in-line with the underlying price of bitcoin.
My son was right in his NFL analogy to reinforce this point. On a quick side note, I received some unnecessarily harsh feedback from my readers for 1) being a Detroit Lions fan and 2) picking them to win the Super Bowl this year. Anyway, the day after the Super Bowl, my son was curious about the likelihood the Lions could win the Super Bowl in 2025. I showed him a grid that lists the odds for each team across six different sports books. For the Lions, the odds ranged from 12-to-1 (wager $1 to win $12) to 13.5-1 (wager $1 to win $13.50), depending on the sports book.
His next comment was rightfully, “Oh, so we should go to the sports book that pays 13.5-1.” While clearly there are no guaranteed payouts in investing (if only!), he did not ask me which sports book took the most bets, nor did he ask which sports book had the most action on the Detroit Lions. His focus was on what impacted his investment in Detroit’s winning the Super Bowl. I’d argue that for ETFs, metrics such as premium/discount to NAV are more relevant to liquidity than trading volume and AUM. I can only hope to see such enlightenment in the spot ETF bitcoin world.

WHAT ARE THE RISKS?
All investments involve risks, including possible loss of principal. The value of investments can go down as well as up, and investors may not get back the full amount invested. Generally, those offering potential for higher returns are accompanied by a higher degree of risk. Stock prices fluctuate, sometimes rapidly and dramatically, due to factors affecting individual companies, particular industries or sectors, or general market conditions. For actively managed ETFs, there is no guarantee that the manager’s investment decisions will produce the desired results.
ETFs trade like stocks, fluctuate in market value and may trade above or below the ETF’s net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price on the exchange on which they are listed. However, there can be no guarantee that an active trading market for ETF shares will be developed or maintained or that their listing will continue or remain unchanged. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.
WHAT ARE THE RISKS OF EZBC?
All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund’s prospectus.
The Bitcoin ETFs (“Bitcoin ETFs” hereafter) registered under the Securities Act of 1933, which have been discussed, are not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore are not subject to the same regulatory requirements as mutual funds

2 Source: IBID

or ETFs registered under the 1940 Act. The Bitcoin ETFs are not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly are not subject to the regulatory protections afforded by the CEA.
Bitcoin ETFs hold only bitcoin and cash and are not suitable for all investors. Bitcoin ETFs are not a diversified investment and, therefore, are expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in Bitcoin ETFs is not intended as a complete investment plan.
An investment in Bitcoin ETFs is subject to market risk with respect to the digital asset markets. The trading price of the bitcoin held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Bitcoin ETF’s Shares relates directly to the value of bitcoins, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained, or rapid declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.
Competitive pressures may negatively affect the ability of Bitcoin ETFs to garner substantial assets and achieve commercial success.
Digital assets represent a new and rapidly evolving industry, and the value of shares of Bitcoin ETFs depends on the acceptance of bitcoin. Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider bitcoin market, the value of bitcoin and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.
Digital asset markets in the US exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of bitcoin or the Shares of Bitcoin ETFs, such as by banning, restricting, or imposing onerous conditions or prohibitions on the use of bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying bitcoin, the operation of the Bitcoin network, or the digital asset markets generally.
The Index price used to calculate the value of the bitcoin held by Bitcoin ETFs has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Bitcoin ETFs and the Shareholders. A temporary or permanent “fork” could adversely affect the value of the Shares. Shareholders should not expect to receive the benefits of any forks or “airdrops.”
Bitcoin ETFs are a passive investment vehicle and are not actively managed, meaning they does not manage the portfolio to sell bitcoin at times when its price is high, or acquire bitcoin at low prices in the expectation of future price increases. Also, Bitcoin ETFs do not use any hedging techniques to attempt to reduce the risks of losses resulting from bitcoin price decreases. Bitcoin ETFs are not leveraged products and do not utilize leverage, derivatives or similar instruments or transactions. Bitcoin ETF Shares are not interests or obligations of the Fund’s Sponsor or its affiliates and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of bitcoin represented by each Share will decrease over the life of the Bitcoin ETFs due to the sales of bitcoin necessary to pay the Sponsor’s Fee and other Fund expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the Shares will also decline, and you will lose money on your investment in Shares.
Security threats to the Bitcoin ETF’s account at the Bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.
If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.
Franklin Holdings, LLC is the Fund's Sponsor (the “Sponsor”). The Fund is a series of Franklin Templeton Digital Holdings Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on September 06, 2023. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. The Bank of New York Mellon, or “BNYM,” is the Administrator (the “Administrator”) and Transfer Agent (the “Transfer Agent”) of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase Custody Trust Company, LLC serves as the Custodian (the “Custodian”) of the Fund's bitcoins. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the “Trustee”). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the “Marketing Agent”).

IMPORTANT LEGAL INFORMATION
This material is intended to be of general interest only and should not be construed as individual investment advice or a recommendation or solicitation to buy, sell or hold any security or to adopt any investment strategy. It does not constitute legal or tax advice. This material may not be reproduced, distributed or published without prior written permission from Franklin Templeton.
The views expressed are those of the investment manager and the comments, opinions and analyses are rendered as at publication date and may change without notice. The underlying assumptions and these views are subject to change based on market and other conditions and may differ from other portfolio managers or of the firm as a whole. The information provided in this material is not intended as a complete analysis of every material fact regarding any country, region or market. There is no assurance that any prediction, projection or forecast on the economy, stock market, bond market or the economic trends of the markets will be realized. The value of investments and the income from them can go down as well as up and you may not get back the full amount that you invested. Past performance is not necessarily indicative nor a guarantee of future performance. All investments involve risks, including possible loss of principal.
Any research and analysis contained in this material has been procured by Franklin Templeton for its own purposes and may be acted upon in that connection and, as such, is provided to you incidentally. Data from third party sources may have been used in the preparation of this material and Franklin Templeton (“FT”) has not independently verified, validated or audited such data. Although information has been obtained from sources that Franklin Templeton believes to be reliable, no guarantee can be given as to its accuracy and such information may be incomplete or condensed and may be subject to change at any time without notice. The mention of any individual securities should neither constitute nor be construed as a recommendation to purchase, hold or sell any securities, and the information provided regarding such individual securities (if any) is not a sufficient basis upon which to make an investment decision. FT accepts no liability whatsoever for any loss arising from use of this information and reliance upon the comments, opinions and analyses in the material is at the sole discretion of the user.
Products, services and information may not be available in all jurisdictions and are offered outside the U.S. by other FT affiliates and/or their distributors as local laws and regulation permits. Please consult your own financial professional or Franklin Templeton institutional contact for further information on availability of products and services in your jurisdiction.
Issued in the U.S. by Franklin Distributors, LLC, One Franklin Parkway, San Mateo, California 94403-1906, (800) DIAL BEN/342-5236, franklintempleton.com – Franklin Distributors, LLC, member FINRA/SIPC, is the principal distributor of Franklin Templeton U.S. registered products, which are not FDIC insured; may lose value; and are not bank guaranteed and are available only in jurisdictions where an offer or solicitation of such products is permitted under applicable laws and regulation.